UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Jeffery Craig
General Counsel and Corporate Secretary
NeueHealth, Inc.
9250 NW 36th St., Suite 420
Doral, FL 33178

Re: NeueHealth, Inc.
Schedule 13E-3/A filed March 14, 2025
File No. 005-92640
Revised Preliminary Proxy Statement on Schedule 14A filed March 14, 2025
File No. 001-40537

Dear Jeffery Craig:

We have reviewed your filings and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary proxy statement, as revised, unless otherwise indicated.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed March 14, 2025

General

1. Please revise to mark the cover page of the Proxy Statement as a "Preliminary Copy," as required by Rule 14a-6(e)(1) of Regulation 14A.

Opinion of Lincoln International LLC, page 43

2. We reissue prior comment 14 in our letter dated February 21, 2025. We are unable to agree that the summaries of the presentations filed as Exhibits (c)(2) – (c)(5) to the Schedule 13E-3 on pages 25-27 of the Proxy Statement are detailed enough to contain the information required by Item 1015(b)(6) of Regulation M-A. We note that your response indicates that the presentations dated August 5, 2024 and August 16, 2024 are not material to the Merger because they relate to prior offers by NEA at proposed

prices per share that are materially different from the Merger Consideration. However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about *any* report, opinion or appraisal materially related to the transaction as a whole. We also note that your response states that the presentations dated August 5, 2024, August 16, 2024, and August 27, 2024 were "simply updates of the supplemental premiums paid analysis contained in the appendix of Lincoln's presentation dated August 1, 2024." Please revise to summarize how each of these three presentations updated the original, August 1 premiums paid analysis.

Security Ownership of Certain Beneficial Owners and Management, page 113

3. We reissue in part prior comment 17 in our letter dated February 21, 2025. We note that your revised disclosure on page 13 of the Schedule 13E-3 and this section of the Proxy Statement combined cover the beneficial ownership (or lack thereof) of all Schedule 13E-3 filing persons and the Company's directors and named executive officers. However, apart from the Company's directors and named executive officers, this disclosure still does not address the beneficial ownership of each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See the section entitled "Other Important Information Regarding the Parent Filing Parties" beginning on page 120 of the Proxy Statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions